ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	160,118,800
Advisory fees receivable, net		11,630,600
Receivables from related parties		3,158,800
Securities owned, at fair value		4,890,300
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,972,700)		3,642,100
Deferred taxes		28,865,200
Prepaid expenses and other assets		2,766,400
Total assets	$	215,072,200

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	126,834,700
Payables to related parties		20,726,700
Taxes payable		137,700
Total Liabilities		147,699,100
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		84,740,300
Accumulated deficit		(17,375,800)
Total stockholder's equity		67,373,100
Total liabilities and stockholder's equity	$	215,072,200

See accompanying notes to statement of financial condition